Birch Mountain Resources Ltd.
3100, 205 Fifth Avenue S. W.
Calgary, Alberta Canada T2P 2V7

NEWS RELEASE

CALGARY, June 10, 2002 - Birch Mountain Resources Ltd. (BMD:TSX Venture Exchange and BHMNF:OTC BB), ("Birch" or the "Corporation") is pleased to announce, further to its news release dated April 22, 2002, that, in response to investor interest, it now intends to complete a non-brokered private placement of up to 2,145,000 units ("Units") at a price of $0.35 per Unit, increased from the 1,500,000 Units previously announced. In an initial closing of this private placement, the Corporation has issued 881,652 Units for gross proceeds of $308,580. No agent's fees or commissions were payable on this transaction. Each Unit consists of one common share and one non-transferable share purchase warrant, exercisable at a price of $1.00 per share for a period of 14 months, rather than 12 months as disclosed on April 22, 2002.

The Corporation expects to conduct additional closings of this private placement prior to the end of the month.

In other business, the Corporation has formed an Industrial Minerals Division to take advantage of opportunities for the sale of limestone for the production of aggregate (gravel) from its Athabasca property.

The work by independent consultants to resolve inter-laboratory differences in the results of assay verification tests described in the news release of May 14, 2002, has been initiated.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Douglas Rowe, President & CEO or Don Dabbs, Vice President & CFO
Tel 403.262.1838 Fax 403.263.9888
www.birchmountain.com

FORWARD-LOOKING STATEMENTS: This news release contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization, resources and reserves, exploration results, research and development results, and the future plans and objectives of Birch Mountain are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Birch Mountain's expectations are disclosed elsewhere in documents that are available to the public at www.sedar.com and www.freeedgar.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.